November 24, 2006

Mail Room 4561

Mr. Willem M. Smit
President and Chief Executive Officer
Playlogic Entertainment, Inc.
Concertgebouwplein 13
1071 LL Amsterdam
The Netherlands

> **Re:** **Item 4.02 Form 8-K**
> **Filed on November 20, 2006**
> **File No. 0-49649**

Dear Mr. Smit:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have following comments:

1. We note from your disclosures in your Item 4.02 Form 8-K filed on November 20, 2006 that the Company has determined the financial statements for the year ended December 31, 2005 and the quarterly periods ended September 30, 2005, March 31, 2006 and June 30, 2006 can no longer be relied upon due to certain shareholder transactions not being recorded in accordance with U.S. GAAP. It is not evident from your disclosures whether the financial statements in the Form 10-Q's filed for March 31, 2005, June 30, 2005 and September 30, 2005 can no longer be relied upon or whether only the September 30, 2005 financial statements can no longer be relied upon. Please explain your disclosure.

2. We note that you filed your Form 10-Q for the three and nine months ended September 30, 2006 on November 21, 2006, one day after you filed the Item 4.02 Form 8-K and that Form 10-Q includes financial information for the three and nine months ended September 30, 2005. Tell us whether the financial statements for the three and nine months ended September 30, 2005 and included in the September 30, 2006 Form 10-Q have been restated to reflect adjustments disclosed in your Item 4.02 Form 8-K and if so, why the Company did not disclose information pursuant to paragraphs 25 and 26 of SFAS 154. If the September 30, 2005 financial statements included in the September 30, 2006 Form 10-Q were not restated, explain why the Company filed a periodic report with, it appears from your disclosures in the Item 4.02 8-K, include materially incorrect information.

3. We also note that the Company disclosed material weaknesses in its Form 10-Q for September 30, 2006, which include limitations in the capacity of the Company's accounting resources to properly account for certain transactions; the CEO entering into financing transaction without approval by the Board of Directors; and the CEO using the Company's credit card to charge personal transactions. Tell us whether these material weaknesses resulted in the restatements to the financial statements disclosed in your Item 4.02 Form 8-K. Further if the material weaknesses were the cause of certain errors identified in your financial statements, amend your Item 4.02 Form 8-K to disclose the nature of the material weaknesses in your internal controls over financial reporting.

You should file your amendment as a Form 8-K/A in response to these comments within five business days from the date of letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225.

Sincerely,

Thomas Ferraro
Senior Staff Accountant